FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 27, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBSG strikes pre-IPO deal for Williams & Glyn's

Williams & Glyn's, a bank brand that has been dormant for nearly 30 years, will soon return to the UK high street under a deal signed today by The Royal Bank of Scotland Group Plc (“RBSG”).

RBSG has agreed a £600m pre-IPO investment in its Williams & Glyn's business (formerly known as "Project Rainbow") – which centres around 314 branches in the UK – with a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners.

In addition to Corsair and Centerbridge, the consortium includes the Church Commissioners for England and RIT Capital Partners plc (together, the “Investors”).

RBSG Chairman Sir Philip Hampton said: "We are delighted to be working in partnership with these investors to establish a new challenger bank for UK customers. Williams & Glyn's will play an important role in the UK banking landscape and will be an excellent new addition to the market, with a particular strength in small business banking - a sector that is so crucial to the UK's economic recovery. Much has been done already in building the standalone business, and today’s announcement provides more certainty for our customers and employees ahead of a flotation.”

RBS Group Finance Director Bruce Van Saun said: "This deal concludes what has been a very competitive process, with several highly credible bidders. We believe this transaction demonstrates that Williams & Glyn's is a viable and attractive business which will be positioned as a strong, customer-focused challenger bank."

As a condition of the State Aid received by RBSG, the group was required to divest 308 RBS branches in England and Wales and 6 NatWest branches in Scotland, with the associated retail and SME customers, direct SME customers and a portfolio of mid-corporate customers. The business serves nearly 1.7 million customers, currently employs around 4,500 people and in the future will employ approximately 6,000 people. It has a broad national footprint and a £19.7 billion loan book, funded by £22.2 billion in customer deposits.

RBSG will work with HMT and the European Commission to agree an extension to the timetable for the disposal of Williams & Glyn’s in due course.

Following completion of the operational and legal separation of the business into a standalone bank to be branded Williams & Glyn's, an exercise that is already well underway, RBSG will pursue an Initial Public Offering ("IPO"). The pre-IPO investment announced today takes the form of a £600m bond to be issued by RBSG, which will be exchangeable for a significant minority interest in Williams & Glyn's at the time of its IPO. The bond will convert into Williams & Glyn's shares at the IPO price, subject to a minimum ownership level which will be linked to the tangible book value of Williams & Glyn's prior to the IPO, and in any case no more than a stake of 49%. To the extent the maximum ownership level is reached, the bond will be partially redeemed in cash such that the Investors will receive a total value of £600m of cash and shares at the IPO price. At the IPO, subject to RBSG's consent, the Investors will have the option to acquire up to 10 per cent additionally at the IPO price, subject to their pro forma ownership being no more than 49 per cent in aggregate.

The subscription for the bond will be satisfied by way of a cash payment from the Investors. RBSG's Markets division is providing a £270m secured financing package to the Investors for the investment.

This transaction underscores the attractiveness of the new Williams & Glyn's as an investment and provides meaningful benefits for RBSG. These include the opportunity to accelerate the timetable for divestment, the ability to benefit from the continued strong performance of Williams & Glyn's as well as the improving UK macro and banking environment, and the significant operational and management expertise brought by its new partners, who will be long term investors in the business.

The investment brings a number of high calibre additions to the Williams & Glyn's management team, including John Maltby as chief executive designate, and Philip N. Green, Mervyn Davies and Lance West as future directors.

John Maltby brings significant experience of UK retail and commercial banking, most recently as head of Commercial Banking at Lloyds Banking Group. Philip N. Green will join the new Williams & Glyn's board, transitioning to Chairman prior to IPO. He brings extensive public company experience including as CEO of United Utilities, non-executive director of Lloyds Banking Group, and an advisor on corporate responsibility to the UK Prime Minister. Mervyn Davies and Lance West between them have a wealth of financial services and public listed company experience in both the UK and the US.

Mervyn Davies, Vice Chairman of Corsair Capital said: “We are delighted to have been selected by RBSG. The Consortium views this as an opportunity to create a genuine challenger bank, which will be a vibrant, healthy competitive force in UK banking and a new financial services provider to the UK public and small and medium sized businesses.  There is a great history in the Williams & Glyn’s brand and the business has an opportunity to be at the forefront of the UK banking industry whilst making an active contribution to the community from its strong regional network.”

Lance West, CEO of Centerbridge Partners Europe LLP, said: “We have built the foundations of a strong partnership with RBSG, and are thrilled to continue working together to deliver this new bank.”

CEO designate John Maltby said: "I am very excited about joining the Williams & Glyn’s team. Williams & Glyn’s will have unique advantages. It will combine the heritage of an established bank, a strong national customer franchise and an experienced and committed team with the agility, motivation and growth opportunities of a challenger. Williams & Glyn’s will commit to the highest standards of banking ethics and business conduct while providing increased customer choice in the UK Banking market.”

The Williams & Glyn's business had total assets of £19.7 billion, customer deposits of £22.2 billion and risk-weighted assets of £13.3 billion, as at 30 June 2013. It generated an operating profit of £168 million1 during the first half of 2013, providing a post-tax return on period end notional equity of c. 16%2. The transaction is expected to be marginally dilutive to RBSG's earnings and capital in the period through to the IPO.

ENDS

Notes to editors:

Further information on the Pre-IPO Investment
The Exchangeable Bond will pay a variable rate of interest to the investors depending on the performance of the underlying Williams & Glyn's business, subject to a floor of 8% and a cap of 14%. Under the terms of their agreement with RBSG, the investors have agreed to retain their shareholdings for up to 18 months following the IPO or until such time as RBSG has fully sold down its stake in Williams & Glyn's (whichever is earlier). In addition, the investors have agreed to pay to RBSG additional contingent consideration of up to £200m, subject to the performance of the Williams & Glyn's shares in the period of up to 18 months following the IPO.

The transaction is subject to necessary regulatory closing conditions including approvals from the European Commission in relation to the timing for satisfaction of RBSG’s related State Aid commitments.

Background to the Williams & Glyn's business
The Williams & Glyn's business comprises 308 RBS branded branches in England and Wales; 6 NatWest branded branches in Scotland; the retail and SME accounts attached to

1 Includes certain fee income earned by Williams and Glyn’s under a revenue share arrangement with RBSG
2 Notional equity defined as 12% of RWAs; operating profit taxed at the standard UK corporation tax rate of 23.25%

these branches; the direct SME business and certain Mid-Corporate customers across the UK3. It includes businesses serving c. 1.4 million retail customers and c.236,000 SME customers (c. 5% SME market share) and c. 1,000 mid-corporate customers.

Further information on the investors
Corsair Capital is a private equity firm dedicated to making long term investments in the financial services industry that create value. Since inception in 1992, Corsair Capital has invested and led transactions that have raised over $17 billion of aggregate equity. Corsair’s partners and advisors have significant experience working with global banking institutions in transition periods of their corporate lives. The firm has led a number of successful bank recapitalisations across the US, Europe, Latin America, and Asia.

Centerbridge Partners, L.P. is a multi-strategy institutional investment management firm with approximately $20 billion in capital under management and offices in London and New York. The funds’ limited partners include many of the world’s most prominent financial institutions, university endowments, pension funds, and charitable trusts. Centerbridge has extensive financial services expertise and a successful track record of partnering with and investing in global financial institutions. The firm is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives.

The Church Commissioners for England are responsible for managing a well-diversified investment portfolio with the aim of producing returns to support the Church of England’s work across the country.

RIT Capital Partners plc is an investment trust chaired by Lord Rothschild. Since its listing on the London Stock Exchange in 1988, it has invested in a widely diversified, international portfolio.

For Further Information Contact:

RBS Group Investor Relations Richard O'Connor Head of Investor Relations +44 20 7672 1758	RBS Group Media Relations +44 131 523 4205

3 See Appendix 1 for further financial information

Appendix 1

The estimated Total income, Operating profit, risk-weighted assets, Total assets and Notional capital of the business at 30 June 2013 were as follows:

Key financials for the six months ending June 30th 2013

£m
Total income4	429
Operating profit before tax4	168
£bn
Total assets	19.7
Customer deposits	22.2
Risk-weighted assets	13.3
Notional Equity 5	1.6

4 Includes certain fee income earned by Williams & Glyn’s under a revenue share arrangement with RBSG
5 Notional equity defined as 12% of RWAs

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	September 27, 2013	By:	/s/ Barbara C. Wallace
			Name:	Barbara C. Wallace
			Title:	Assistant Secretary